

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Mr. Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana St., Suite 1500
Houston, TX 77002

> **Re: Carrizo Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-22915**

Dear Mr. Boling:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2006</u>

<u>Engineering Comments</u>

<u>General</u>

1.   Please provide us a copy of the 2006 reserve report for the Camp Hill by Fairchild and Wells. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

<u>Significant Project Areas, page 5</u>

<u>East Texas Area, page 8</u>

2.   We note that for your Camp Hill property, you continue to report reserves as proved, even though operating costs averaged $68.99 per barrel of oil produced. Tell us how the economics suggested by these costs, relative to the market prices received on sales, is consistent with the definition of proved reserves in Rule 4-10(a) of Regulation S-X, requiring there to be reasonable certainty that the reserves will be recoverable in future years under existing economic and operating conditions.

In conjunction with the foregoing, please also address the following points.

- Submit a schedule showing how much you had budgeted in operating costs for the Camp Hill property at the beginning of 2005 and 2006, compared to the amounts you actually spent in those years; explain the variances.

- Given the disclosure in your amended 2005 10-K, stating that you planned to drill 35 to 40 wells in 2006 in the Camp Hill field, tell us the reasons you drilled only ten wells in Camp Hill in 2006, as indicated in your current disclosure.

- Please tell us how many wells you have drilled in the Camp Hill field during 2007, and how many wells you estimate you will have drilled there by December 31, 2007.

Oil and Natural Gas Reserves, page F-25

3.   We note that you report significant additions due to discoveries and extensions of
        gas reserves in all periods, and significant revisions of gas in all periods and of oil
        in 2005. Please disclose your explanations for all of the significant reserve
        changes reported in your reserve table to comply with paragraph 11 of SFAS 69.

Standardized Measure, page F-26

4.   Please explain to us the basis for the reduction in future operating costs from
        $377.3 million in 2005 to $350.1 million in 2006. Please include details
        sufficient to understand how forecasting a decline in future operating costs from
        the 2005 estimate has taken into account the trends depicted in the following
        information from your 2006 10-K report:

	Reserves MMCFe	% Change	Production MMCFe	% Change	OPEX M$	% Change
2004	109,329		8,316		8,392	
2005	150,608	38	9,610	16	10,437	24
2006	209,968	39	11,706	22	16,428	58

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

Mr. Paul F. Boling
Carrizo Oil & Gas Inc.
September 18, 2007
Page 4

        filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Nasreen Mohammed at (202) 551-3773 if you have questions
regarding comments on the financial statements and related matters.   You may contact
Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering
comments. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief